Exhibit (d)(5)

EXECUTION COPY

Colonel Holdings, Inc.

c/o Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, NY 10019

May 10, 2011

Promenade Trust

c/o Provident Financial Management

2850 Ocean Park Boulevard, Suite 300

Santa Monica, California 90405-2955

Attention: Barry J. Siegel

Dear Barry:

We are pleased to advise The Promenade Trust (the “Trust”) that, concurrently with the delivery of this letter, Colonel Holdings, Inc., a Delaware corporation (“Parent”), which has been newly-formed by Apollo Management VII, L.P., an affiliate of Apollo Global Management, LLC (together with its affiliated investment funds, “Apollo”), Colonel Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and CKx, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent will acquire the Company by commencing a tender offer followed by a merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement (the “Transactions”). Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Company’s certificate of incorporation (the “Company Charter”).

The Trust agrees (i) to vote in opposition to and not support any competing transactions and (ii) not to transfer or convert its Series B Convertible Preferred Stock or Series C Convertible Preferred Stock of the Company (collectively, its “Company Shares”) or transfer or exercise its put rights (the “Put Rights”) with respect to ownership interests in Elvis Presley Enterprises, Inc. or Elvis Presley Enterprises, LLC, in each case, until the earlier of (i) termination of the Merger Agreement and (ii) consummation of the Transactions. Other than as set forth in the preceding sentence, the Put Rights, and all other terms and provisions with respect to the Trust’s ownership interests in Elvis Presley Enterprises, Inc. or Elvis Presley Enterprises, LLC shall be unaffected by this letter or the Transactions.

The Trust, in its capacity as a holder of Preferred Stock, shall consent to the Merger (to the extent such consent is necessary based on the changes contemplated by this letter) and contribute, free and clear of all liens, all of its Company Shares to Parent or one of its Affiliates prior to the Merger in a tax-free exchange for senior preferred securities (“Parent Shares”) of Parent or one of its Affiliates (“Holdco”). Holdco will be the same entity at which Apollo will hold its equity interests (which will be in the form of common stock). The Parent Shares will be governed by a stockholders agreement and other governance documents of Holdco to be entered into by the Trust and other stockholders of Holdco prior to the Merger, in a form mutually satisfactory to the Trust and other stockholders of Holdco. The Parent Shares will have substantially the same terms as the Company Shares other than as agreed between Parent and the Trust or as specified in this letter, it being understood that the parties will explore potential changes to the terms of Parent Shares, including with respect to dividend rate, conversion price, redemption terms and such other matters as the parties may wish to discuss. If Parent and the Trust have not entered into definitive agreements with respect to such arrangements prior to the date that is five business days prior to the expected date of the Merger, then the Parent Shares will have substantially identical terms as the Company Shares (with only such changes as are needed to reflect that Parent will not have publicly traded securities and to adjust the Optional Redemption Period to be the period beginning eight (8) years following the Issue Date and ending nine (9) years following the Issue Date).

At least one designee of the Trust will continue to serve on the board of directors of Holdco (the “Board”) after the completion of the Merger as an independent director, with the same compensation, expense reimbursement and other benefits as any other independent director. Depending on the size of the Board and the Trust’s ownership interest in Holdco, Parent would consider increasing the Trust’s representation on the Board from one seat to two. Also, it is contemplated that Holdco would set up a 7 member board of directors for Elvis Presley Enterprises, Inc. through which all major decisions regarding the business of Elvis Presley Enterprises, Inc. would be decided. The Trust would appoint two directors (one of whom would be chair) and Jack Soden would also sit on this new board. Obviously, Ms. Presley’s ongoing relationship with Holdco would be subject to a mutually acceptable employment or consultancy arrangement with Ms. Presley, in each case, with customary employment benefits.

Holdco shall reimburse the Trust upon the Merger, upon presentation of a summary statement, for all reasonable documented out-of-pocket expenses (including attorney’s fees) incurred by or on its behalf in connection with the Transactions and the other arrangements set forth in this letter, in an amount not to exceed $250,000, in the aggregate. In addition, to the extent Apollo receives a transaction or monitoring fees in connection with or following the Transactions, the Trust will receive a portion of such fee based on its fully-diluted pro rata ownership of Holdco determined on an as-converted basis.

This letter agreement may not be amended without the prior written consent of Parent and the Trust. This letter agreement shall terminate automatically and immediately (without any further action on the part of any of the parties hereto) on the earlier of (i) termination of the Merger Agreement and (ii) consummation of the Transactions. This letter agreement may be executed in counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement, and delivery of an executed signature page by electronic transmission shall be effective as delivery of a manually executed counterpart. This letter agreement shall be governed by the laws of Delaware. Any action (whether at law, in equity, in contract, in tort or otherwise) arising out of or relating to this letter agreement shall be brought and determined in the Delaware Court of Chancery and each of the parties to this letter agreement hereby irrevocably waives all right to a trial by jury in any such action.

Once again, we thank the Trust for its support and are eager to work with you towards a successful consummation of the Transactions. If you are in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our agreement with respect to the subject matter hereof.

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Sincerely,

COLONEL HOLDINGS, INC.
/s/ Aaron J. Stone
By:	Aaron J. Stone
Title:	Chairman

ACKNOWLEDGED AND AGREED:

THE PROMENADE TRUST
/s/ Barry Siegel
By: Barry Siegel
Title: Trustee, The Promenade Trust